

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2010

Dr. Sanjay K. Jha
Chief Executive Officer
Motorola SpinCo Holdings Corporation
600 North US Highway 45
Libertyville, Illinois 60048

   Re: Motorola SpinCo Holdings Corporation
     Form 10
     Filed July 1, 2010
     File No. 001-34805

Dear Dr. Jha:

   We have reviewed your Form 10 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please file all of your exhibits that are to be filed by amendment as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

2. In your Form 10 cross-reference sheet please incorporate by reference the "Named Executive Officer Compensation" section under Item 6. Executive Compensation.

3. You indicate on page 5 of your information statement that you expect to receive an opinion from counsel that your distribution and related transactions will qualify for tax-free treatment. Please revise to disclose when you will receive the tax opinion,

and identify counsel who will opine. Please also advise us whether you will file this opinion as an exhibit, or attach it as an appendix.

4. We note your comment on page 115 that material changes may be made to your agreements with Motorola, Inc. prior to your separation. Please discuss how you intend to communicate any material changes to shareholders.

Industry and Market Data

5. We note that you include industry research for information and statistics regarding the wireless mobile device and home industries. We note, for example, reference on page 50 to the Informa Telecoms & Media estimates for 2009 and 2012. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

Summary, page 1
Our Business, page 1

6. We note your statement that you are a "leading" provider of innovative technologies, products and services that enable a broad range of mobile and wireline, digital communication, information and entertainment experiences. Please revise to indicate the measure by which you determined that you are a leading provider, be it based on revenues, market share, or some other standard.

The Separation, page 2

7. Please revise paragraph 2, page 3, to briefly describe with specificity the negative factors associated with the spin-off considered by the Motorola board.

Risk Factors, page 13

8. Please revise your risk factor headings, as appropriate, to ensure that each heading is a statement of the risk that you will subsequently discuss, and not a statement of fact only. Examples of headings needing revision include, but are not limited to, the following:

- We rely on third-party distributors, representative and retailers to sell certain of our products., page 22
- We are subject to a wide range of product regulatory and safety, consumer protection, worker safety and environmental laws., page 25
- Many contracts will need to be assigned from Motorola, Inc. or its affiliates to us in connection with our separation from Motorola, Inc., and many of these contracts require the consent of the counterparty to such an assignment., page 33

<u>We have had substantial operating losses in each of the last three years and may continue to incur losses., page 13</u>

9. Please revise to remove the forepart of sentence two, insofar as it appears to be mitigating language of the risk you are discussing.

<u>In connection with our separation from Motorola, Inc., Motorola will indemnify us for certain liabilities and we will indemnify Motorola, Inc. for certain liabilities., page 33</u>

10. Please revise to clarify whether the indemnification provisions you reference are subject to any cap.

<u>The Separation, page 39</u>
<u>Reasons for the Separation, page 39</u>

11. Please revise your introductory language to clarify that all material factors contemplated during the decision process are summarized.

<u>Certain U.S. Federal Income Tax Consequences of the Distribution, page 43</u>

12. Please revise to confirm that your discussion addresses the material federal income tax consequences of the distribution.

13. Please note that unless you receive a private letter ruling from the IRS prior to effectiveness of this registration statement this section must be revised to state the legal conclusion that the distribution will be tax-free to Motorola shareholders as the legal opinion of your tax counsel. If you obtain a private letter ruling in lieu of an opinion of counsel prior to effectiveness, please file the private letter ruling as an exhibit to the registration statement.

<u>Management, page 64</u>

14. Please expand your biographical disclosure for each expected director to include the information required by Item 401(e) of Regulation S-K.

<u>Compensation Discussion and Analysis, page 71</u>

15. A significant part of your "Compensation Discussion and Analysis" relates to compensation practices at Motorola, Inc. Please clarify to what extent you expect compensation practices at Motorola SpinCo Holdings Corporation to mirror or closely resemble those practiced at Motorola, Inc.

16. We note that a substantial portion of executive compensation at Motorola, Inc. is tied to a long-range incentive plan ("LRIP") and an annual incentive plan ("MIP"). We further note that compensation elements covered under these plans vest at a future date. For example, an LRIP three-year cycle started on January 1, 2009 and will conclude on December 31, 2011. Please discuss your plans for recognizing ongoing compensation commitments of Motorola, Inc. after the distribution.

Employment Contracts, Termination of Employment…, page 103

17. Within your "Employment Agreement with Sanjay K. Jha", "Change in Control Arrangements" and "Executive Severance Plan" sections, please explain whether payments would or could be lump sum, or annual, disclosing the duration, and by whom they would be provided. In addition, for your "Change in Control Arrangements" and "Executive Severance Plan" sections please indicate whether any material conditions or obligations apply to receipt of payments. Please see Items 402(j)(2) and 402(j)(4) of regulation S-K.

Agreements with Motorola, Inc., page 115

18. Please revise to indicate when you intend to enter into and finalize the agreements summarized in the sections that follow. To the extent possible, please include quantified disclosure of amounts payable to Motorola, Inc. under the agreements. Similarly, please revise your MD&A to include quantified disclosure of the financial commitments you will have to Motorola, Inc., ongoing or otherwise, in connection with the separation.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 131

19. We note it is your intention to include an estimate of interest income within your calculation of adjustment (B). Generally it is not appropriate to include interest income in your pro forma data as such adjustments are not considered to be factually supportable. Please revise or advise us.

Management's Discussion and Analysis…, page 132

20. On page 132 you state that off-balance sheet arrangements are discussed in your "Liquidity and Capital Resources" section. We do not see any other reference to off-balance sheet arrangements in your information statement. Please revise to include a discussion of your off-balance sheet arrangements. If you do not have any such arrangements, please so state.

21. Please clarify your statements related to "product mix" For example, on page 138 you state that revenues attributable to your home segment for the three months ended April 3, 2010 decreased in part due to a lower average selling price caused by a

product mix shift. You also indicate, however, that the increase in gross margin for this segment during the same time period was due to a favorable product mix. Please revise to address the apparent discrepancy, or advise.

22. Please supplement your "Liquidity and Capital Resources" sections with a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months.

Combined Statements of Cash Flows, page F-6

23. Explain for us why the amounts presented as "Net transfers from Motorola, Inc." on the statement of business equity differs from the "Net transfers from Motorola, Inc." on the statement of cash flows. We note your disclosure in the second paragraph of page F-14 regarding the types of intercompany transactions between the company and Motorola, Inc. In this regard, it is unclear to us why the net transfers to business equity for the year ended December 31, 2008 were less than the cash transfers for the same period. It may be helpful for you to provide us with a reconciliation between these line items for each period.

Note 3. Relationship with Motorola, Inc. page F-12

Leveraged services expenses, page F-13

24. You state that the allocation of leverage services expenses is based on the level of services received by the Company in proportion to the total services provided by each functional area. Expand your disclosure to discuss how you measure the level of services received.

Note 12. Information by Segment and Geographic Region, page F-31

25. We note that certain information presented for your segments differs from the information presented in Exhibit 99 to Motorola's Form 8-K filed May 5, 2010. Explain for us the reasons for these differences.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel

cc: Via facsimile to (847) 576-3628
                Carol Forsyte, Esq.